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                                                                    EXHIBIT 8.1

                    [Hutchinson and Bloodgood LLP Letterhead]

To the Board of Directors
First State Bancorp
Granada Hills, California

You have asked us to render our opinion as to the income tax consequences of the proposed merger involving First State Bancorp (First State) and Boston Private Financial Holdings, Inc. (Boston Private). Our opinion is limited to all material federal income tax consequences of the proposed merger and does not discuss state, local, or foreign tax consequences or all of the tax consequences that might be relevant to shareholders of First State entitled to special treatment.

In our opinion, the proposed merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. Our opinion is conditioned upon the accuracy of various customary factual representations made to us, both now and at the time of the merger, the accuracy of which will be confirmed as a condition of the merger, and certain factual assumptions made by us. Our opinion is based on current law and assumes that the merger is consummated as described in the Agreement and Plan of Merger dated July 10, 2003. Our opinion is not binding on the IRS or the courts, and no ruling from the IRS has been or will be sought with respect to any tax consequences of the merger.

Based upon the qualification of the merger as a reorganization within the meaning of Section 368 of the Internal Revenue Code:

     a) No income, gain or loss will be recognized by First State as a result of the consummation of the merger;

     b) Gain (but not loss) will be recognized by the holders of First State common stock upon the exchange of First State common stock for cash and Boston Private common stock pursuant to the merger, equal to the lesser of the cash received (other than cash in lieu of fractional shares) and the gain recognized in the exchange, and such gain will (subject to the provisions and limitations of IRC Section 356(a)(2)) be capital gain, assuming that such shares of First State common stock surrendered were held as capital assets by the First State shareholders on the date of consummation of the merger;

     c) The tax basis of the Boston Private common stock received by a First State shareholder pursuant to the merger, including any fractional shares deemed received and redeemed (as described below), will be equal to the tax basis of the First State common stock surrendered in exchange for shares of Boston Private common stock, decreased by the amount of cash received (other than cash in lieu of fractional shares) and increased by the amount of gain recognized (other than gain recognized upon the deemed exchange of fractional shares as described below);

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     d) The holding period of the Boston Private common stock received by a shareholder of First State pursuant to the merger will include the period during which the First State common stock surrendered in the exchange for shares of Boston Private common stock was held by such First State shareholder;

     e) Cash received by a First State shareholder in lieu of a fractional share of Boston Private common stock will be deemed received in redemption of such fractional share, and a First State shareholder will recognize gain or loss (subject to the provisions and limitations of IRC Sections 302 and 267) in such redemption, equal to the difference between the amount of cash received and the tax basis of such fractional share, determined as described above; and

     f) Cash received by a dissenting shareholder of First State will be treated as having been received by such dissenting shareholder in redemption of his/her First State common stock. If after redemption, the dissenting shareholder owns no Boston Private common stock either directly or through the application of IRC Section 318(a), then the dissenting shareholder will recognize capital gain or (subject to the provisions and limitations of IRC Section 267) loss in such redemption equal to the difference between the amount of such cash and the adjusted basis of the First State common stock surrendered.

First State's shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements and the applicability and effect of federal, state, local, foreign, and other applicable laws.

We hereby consent to the discussion of this opinion in the Proxy Statement and Prospectus included as part of the Registration Statement filed on Form S-4 by Boston Private Financial Holdings, Inc., filing a form of this opinion as an exhibit to such Registration Statement, and the references to our firm in the Registration Statement.

/s/ Hutchinson and Bloodgood LLP

September 25, 2003
Glendale, California